WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.

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The Lazard Funds, Inc.
Securities Purchases during an Underwriting involving
Lazard Freres & Co. LLC subject to Rule 10f-3 under the Investment Company Act of 1940.

For the year ended December 31, 1999


Portfolio:			Lazard Equity

Security:			United Parcel Service, Inc. Class B

Date Purchased:			11/09/99

Total Shares Offered:		109,400,000

Price Per Share:		$50.00

Shares Purchased
by the Portfolio *:		22,300

Total Principal Purchased
by the Portfolio *:		$1,115,000

% of Offering Purchased
by the Portfolio:		0.02%

% of Offering Purchased
by all Portfolios
(25% Maximum*):			0.03%

Broker:				Morgan Stanley
				& Co., Inc.

Note: Purchases by all Portfolios in aggregate may not exceed 25% of the principal amount of the offering.




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